    13515 Ballantyne Corporate Place

              Charlotte, NC 28277

August 16, 2017

VIA EDGAR CORRESPONDENCE

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Snyder’s-Lance, Inc

Form 10-K for Fiscal Year ended December 31, 2016

Filed February 28, 2017

Response Dated June 9, 2017

File No. 000-00398

Dear Mr. Hiller,

Please find below the response of Snyder’s-Lance, Inc. (the “Company”) to the comments raised by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 20, 2017, with respect to our Form 10-K for the Fiscal Year ended December 31, 2016. For your convenience, we have included the Staff’s comment in bold along with our response.

Form 10-K for the Fiscal Year ended December 31, 2016

Note 19 – Segment Reporting, page 82

1.	Your response to prior comment number 11 from our comment letter dated May 11, 2017 indicates that you believe your branded products can be categorized as Core brands and Allied brands and that these categories represent groups of similar products for purposes of reporting under FASB ASC paragraph 280-10-50-40.

However, your response also indicates that profitability and net price realization of individual core brands can be impacted by the level of trade spending and the type of customer. Additionally, we note public remarks attributed to your CFO which explain that, within your Core brands, you view three strata of brands—“high growth” such as Late July and Kettle; “manage for cash” such as Cape Cod; and “manage for growth” such as Pop Secret. We also note public remarks describing the importance of “better-for-you” products.

Given these apparent differences between brands and products within your Core brands, further explain to us why you believe Core brands represent an appropriate grouping of similar products for purposes of reporting under FASB ASC paragraph 280-10-50-40.

Company Response

The Company notes the Staff’s comment and has considered the requirements of ASC 280-10-50-40 to disclose “revenues from external customers for each product or service or group of similar products and services.” As the Staff notes from our June 9, 2017 response letter, “our individual Core brands have similar economic characteristics, however, profitability and net profit realization can change based on the level of trade spending and the type of customer.” Any of our Core brands can be, at any point in time, on a promotional program. Based on the promotional program (such as BOGO – buy one get one free), the level of profitability is impacted by the dollar value and effectiveness of the trade promotion. To assess the effectiveness of promotional programs, we track net price realization data for the impacted brands for a limited period of time. However, this does not impact our conclusion that our Core brands are similar products for the purposes of ASC 280-10-50-40 disclosures as all of our brands utilize similar promotional activities in order to support their demand and brand recognition. In addition, our pricing could vary based on type of customer (e.g. grocery store or club store) as we tailor the product configuration based on their end customer buying trends. However, the differences in pricing between customer channels does not have an isolated or disproportionate impact on certain brands for purposes of determining groups of products under ASC 280-10-50-40 as we sell all of our Core brands across customer channels. Accordingly, our Core brands have similar economic characteristics based on the trade events employed and customers to which the products are sold.

Although our CFO made a generalization about the strata of our Core brands, we do not manage our business based on end consumer consumption data. Additionally, we have no internal report that defines or reports revenue based on “high growth,” “manage for cash” or “manage for growth,” nor do we receive market data reflecting these strata. The market information regarding our consumers comes from third-party market research data and, because we believe our shareholders and other market participants find it useful, we provide it to the investment community. Certain market categories, based on third party market research or Information Resources, Inc.’s (“IRI”) categories, are relatively stable, while others could be fast growing or declining.

Within the snack food industry, there have been initiatives to make snack foods “better-for-you,” which include non-GMO initiatives, gluten-free initiatives, organic initiatives and clean labeling initiatives, to name a few. With that said, we have focused on improving the nutritional profile of many of the products across all of Core brands. And although we have access to third-party retail sales information, we do not have an internally generated breakout of revenue by a category of “better-for-you” products, and, accordingly, we do not have reporting that provides “better-for-you” revenue.

2.	Tell us how your response indicating that your products are sold to the same or similar customers is consistent with remarks attributed to your CFO indicating that certain of your brands are dominated by customers from the boomer generation, such as Snyder’s of Hanover and Lance sandwich crackers, while other brands are dominated by customers from the millennial generation such as Kettle.

Company Response

The statement made by our CFO regarding the demographics of our end-consumers was in relation to our marketing strategies. Our customers are our Independent Business Owners, (“IBO’s”) and retail food establishments. We market our products based on information that we receive from third-party market research service providers as it relates to our retailers’ customers, which include baby boomers and the millennial generation. These generational groups purchase our products from retailers; they are not our customers and we cannot track our revenue to each of these groups. It is, however, important for us to understand the tastes, dietary habits, buying trends and marketing preferences of end consumers so that we can market our products in a way that appeals to end consumer preferences. These preferences will drive demand for our customers. Although we seek to understand and satisfy the buying habits of differing genders, age groups, socio-economic groups, our customers are our IBO’s and food retailers. All of our Core brands are sold to similar customers which are IBO’s and similar food retailers, such as grocery, mass merchandisers, discount and convenience stores.

3.	Provide us, as supplemental information, an analysis of sales for the three years ended December 31, 2016 for each brand within your Core products, grouped by “high growth,” “manage for cash,” and the “manage for growth” categories, and separately, for each brand within the “better-for-you” category.

Company Response

As discussed in our response to comment 1 above, we do not collect information for revenue grouped by “high growth”, “manage for cash” or “manage for growth”. As a result, we do not have any such internal reports. Also, as discussed in comment 1, we have no category of brands grouped by “better-for-you.” In addition, we have no internal revenue reporting that provides revenue for a “better-for-you” category.

4.	Tell us how profitability and growth rates of your “better-for-you” products compare to your other products.

Company Response

Many of our end consumers are looking for “better-for-you” products. Accordingly, we have introduced certain “better-for-you” products across our branded portfolio. However, we do not have internal financial reporting that compares the profitability or growth rates of “better-for-you” portfolio of products compared to our other products.

General

Please contact William L. Tolbert, Jr. (740) 633-9500 or Kevin T. Collins at (212) 891-1634 should you require further information or have any questions.

Sincerely,

/s/ Alexander W. Pease

Alexander W. Pease Executive Vice President and Chief Financial Officer

cc:	Kimberly Calder, Assistant Chief Accountant John Cannarella, Staff Accountant